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                            September 27, 2023

       Jay Jackson
       President and Chief Executive Officer
       Abacus Life, Inc.
       2101 Park Center Drive,
       Suite 170,
       Orlando, FL 32835

                                                        Re: Abacus Life, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 15,
2023
                                                            File No. 333-273411

       Dear Jay Jackson:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1/A filed September 15, 2023

       Prospectus Summary, page 6

   1. We note that the projected revenues for 2023 were $71 million, as set forth in the unaudited prospective
financial information management prepared and provided to the
                                                        Board, the company   s
financial advisors and East Resources Acquisition in connection with the evaluation of
the Business Combination. We also note that your actual revenues for the fiscal period
ended on June 30, 2023, was approximately $ 21.6 million. Similarly, the projected
origination volume for 2023 showed an increase in originations of 24% year over year, whereas your
originations have only grown 4% over the most recent quarter, and actually declined
over the longer six-month period. Please update your disclosure in
                                                        Liquidity and Capital
Resources, and elsewhere, to provide updated information about the
 Jay Jackson
Abacus Life, Inc.
September 27, 2023
Page 2
         company   s financial position and further risks to the business
operations and liquidity in
         light of these circumstances. Investors should be able to understand the factors that impacted the company's ability to meet the financial and performance projections provided in support of the business combination, and to better understand the company's current prospects.
Risk Factors
Life settlements in which we invest are not currently registered under the federal securities laws, page 17

2. This risk factor appears to address two separate risks related to any determination that the sale of life settlement products involves the sale of a security. The first risk is the impact of your need to comply with registration (or make sales subject to an exemption). It also implies that you may need to consider possible liability for any unregistered sales of securities made prior to a determination. The second risk is the possibility that you may become an investment company, or will need to change your business model to avoid investment company status. Revise your disclosure to address these two risks under separate headings or sub headings.
3. Please tell us, with a view towards revised disclosure in the risk factor and business sections, whether you have had to adjust your business practices for any sales activities conducted in areas overseen by the Eleventh and Fifth Circuits. To the extent that you have made changes, discuss any impact on your costs related to the sale of products in those regions.
Principal Security Holders, page 105

4. We note your disclosure that, among other transactions, many of your insiders appear to also be beneficiaries to the Abacus Investment SPV. However, we are not able to find disclosure responsive to Item 404 of Regulation S-K, including the identity of individuals who are engaged in related party transactions with Abacus. Please revise your disclosure
FirstName LastNameJay Jackson
       to provide Item 404 disclosure for each related party transaction that occurred during the
Comapany    NameAbacus
       last fiscal          Life,
                   year, or is    Inc. to occur, or provide us your analysis as
to why the
                               expected
       disclosure
September          is not
            27, 2023  Pagerequired.
                             2
FirstName LastName
 Jay Jackson
FirstName LastNameJay   Jackson
Abacus Life, Inc.
Comapany 27,
September  NameAbacus
               2023     Life, Inc.
September
Page 3     27, 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-
3419 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:      Tom Bohac, Esq.